1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 16, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

PUBLICATION OF THE 2013 INTERIM RESULTS OF YANCOAL

AUSTRALIA, AN OVERSEAS SUBSIDIARY CONTROLLED BY

YANZHOU COAL MINING COMPANY LIMITED

Yancoal Australia (a subsidiary controlled by the Company), the shares of which are listed on the ASX, published its 2013 interim results announcement.

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 16 August 2013, Yancoal Australia Limited (“Yancoal Australia”) (a subsidiary controlled by Yanzhou Coal Mining Company Limited (the “Company”)), the shares of which are listed on the Australian Securities Exchange (“ASX”) (stock code: YAL), published its 2013 interim results announcement.

The board of directors of the Company would like to draw the attention of the Company’s shareholders and the public investors to the following major audited financial data and indicators of Yancoal Australia which were prepared in accordance with the Australian Accounting Standards for the first half year of 2013:

Unit: Australian dollar ‘000

Project	For the six months ended 30 June
	2013	2012 (after adjustment)
Revenue	718,360	601,164
Profit before income tax	–1,040,039	215,790
Net profit	–749,441	410,025

	As at 30 June 2013	As at 31 December 2012 (after adjustment)
Total assets	7,339,667	7,584,563

Net assets	985,825	1,791,460

Note: Pursuant to the new requirements of the International Financial Reporting Standards Interpretations Committee, the accounting policy for mining costs of surface mines production were adjusted by Yancoal Australia during the reporting period. The above comparative financial figures are adjusted figures.

Please refer to the full interim report as published on the ASX (http://www.asx.com.au) by Yancoal Australia for further details.

By order of the board of directors

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director and Company Secretary

Zoucheng, Shandong Province, the PRC

16 August 2013

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC